February 10, 2005



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     SourceCorp., Inc.
     As of January 31, 2005

Gentlemen:

In  accordance  with  Section  13(d)(5)  of  the  Securities
Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership change of more than 5% as of January 31, 2005 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:  Office of the Corporate Secretary
     SourceCorp., Inc.
     3232 McKinney Avenue, Ste. 900
     Dallas, TX  75204

     Securities Division
     NASD Financial Center
     1 Liberty Plaza, 47th floor
     New York, NY  10004











               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                       (Amendment No. 3  )*


                        SourceCorp., Inc.
                        (Name of Issuer)


               Common Stock $0.01 par value per share
                 (Title of Class of Securities)


                           836167160
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages






CUSIP NO. 836167160                                 13G
  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Awad Asset Management, Inc.
        58-2372400

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
                                                        (B)______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of New York


     NUMBER OF           5    SOLE VOTING POWER
       SHARES                     11
   BENEFICIALLY          6    SHARED VOTING POWER
      OWNED                       - - -
      AS OF
 JANUARY 31, 2005       7    SOLE DISPOSITIVE POWER
     BY EACH                      11
   REPORTING             8    SHARED DISPOSITIVE POWER
   PERSON WITH                    - - -

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

           0.0%

12  TYPE OF REPORTING PERSON*

            IA









                  *SEE INSTRUCTION BEFORE FILLING OUT!


                          Page 2 of 5 Pages


Item 1(a) Name of Issuer:

          SourceCorp., Inc.


Item 1(b) Address of Issuer's Principal Executing Offices:

          3232 McKinney Avenue, Ste. 900
          Dallas, TX  75204


Item 2(a) Name of Person Filing:

          Awad Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

          250 Park Avenue, 2nd Floor
          New York, NY  10177


Item 2(c) Citizenship:

          New York


Item 2(d) Title of Class of Securities:

          Common Stock - $0.01 value per share


Item 2(e) CUSIP Number:

          836167106


Item 3    Type of Reporting Person:

          (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940












                  Page 3 of 5 Pages



Item 4     Ownership as of January 31, 2005:

           (a)  Amount Beneficially Owned:

                11 shares of common stock beneficially owned including:

                                                            No. of Shares
            Awad Asset
            Management, Inc.                                  11

            (b) Percent of Class:                               0.0%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)            (ii)           (iii)            (iv)
                                              Deemed           Deemed
                 Deemed         Deemed        to have          to have
                 to have        to have       Sole Power       Shared Power
                 Sole Power     Shared Power  to Dispose       to Dispose
                 to Vote or     to Vote or    or to            or to
                 to Direct      to  Direct    Direct the       Direct the
                 to Vote        to Vote       Disposition      Disposition

Awad Asset       11             ----          11               ----
Management, Inc.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           ( X )

Item 6     Ownership of More than Five Percent on Behalf  of Another Person:

           N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A











                       Page 4 of 5 Pages




Item 8     Identification and Classification of  Members  of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005             AWAD ASSET MANAGEMENT, INC.


                                   __________________________________
                                   Damian Sousa
                                   Vice President
                                   Chief Compliance Officer

















                       Page 5 of 5 Pages